K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

October 28, 2014

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Anu Dubey

Re: Salient MF Trust (the “Trust”) — File No. 333-199155

Pre-Effective Amendment No. 1 to Registration Statement on Form N-14

Dear Ms. Dubey:

On behalf of the Trust, we submit this letter in response to a comment received by telephone on October 24, 2014, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Pre-effective Amendment No. 1 under the Securities Act of 1933, as amended, to the Trust’s Registration Statement on Form N-14, filed with the SEC on October 6, 2014, accession no. 0001193125-14-363699 (the “Registration Statement”). The Registration Statement relates to the registration of Class F shares of Salient Broadmark Tactical Plus Fund, a newly established series of the Trust, in connection with the reorganization of Broadmark Tactical Plus Fund, a series of Broadmark Funds (the “Acquired Fund”). The SEC provided this comment in addition to comments that were addressed in a letter to the staff dated October 22, 2014.

For convenience, we have set forth the additional comment below, followed by the Trust’s response.

Comment — In accordance with Item 5(b) of Form N-1A (as required by Items 5 and 6 of Form N-14), please disclose the year in which the identified portfolio manager began managing the Acquired Fund’s portfolio.

Response to Comment — The Trust has made the requested change.

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Registration Statement, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

Page 2 October 28, 2014

The Trust, on behalf of the Acquiring Fund, intends to file a pre-effective amendment to the Registration Statement that will reflect the above response to the additional comment. If you have any questions, please call me at (617) 261-3240 or George J. Zornada at (617) 261-3231.

Sincerely,

/s/ George P. Attisano
George P. Attisano

Cc:	George J. Zornada
Jeremy Radcliffe
Jonathan W. DePriest